Filed Pursuant to Rule 253(g)(2)

File No. 024-11365

Supplement No. 5 dated April 28, 2021 to

Post Qualification Amendment No. 2 to Offering Circular dated December 11, 2020

VERDE BIO HOLDINGS, INC.

5 Cowboys Way, Suite 300

Frisco, Texas 75034

(972) 217-4080

www.verdebh.com

This Offering Circular Supplement No. 5 (“Supplement No. 5”) to the Offering Circular of Verde Bio Holdings, Inc., a Nevada corporation (the “Company”), dated December 11, 2020, as amended on January 11, 2021 and qualified on January 19, 2021 and as amended on February 5, 2021 and qualified on March 30, 2021 and as supplemented by Supplement No. 1 on March 15, 2021, Supplement No. 2 dated March 24, 2021, Supplement No. 3 dated April 8, 2021 and Supplement No. 4 dated April 27, 2021 (the Offering Circular, as amended and supplemented, the “Offering Circular”), relating to the Company’s public offering under Regulation A under Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 1,000,000,000 shares of common stock (“Offered Shares”) at an offering price of $0.01 per share for gross proceeds to the Company of up to $2,000,000 on a “best efforts” basis.  This Supplement No.4 should be read in conjunction with the Offering Circular, and all amendments and supplements thereto, and is qualified by reference to the Offering Circular and prior supplements except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

This Supplement No.5 is being filed in connection with a CORRECTION to the number of offered shares in Supplement No. 5.  The correct number of shares being offered is 1,000,000,000 shares at a price of $0.01 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 5 to the Offering Circular is April 28, 2021.

Maximum offering

1,00,000,000 shares of common stock

($10,000,000 Aggregate Offering Proceeds)

This is a public offering of up to 1,000,000,000 shares of common stock (“Shares”) of Verde Bio Holdings, Inc. to be sold at the price of $0.01 per share.

This offering will terminate on the earliest to occur of (i) the date on which we sell the maximum number of Shares, or the Maximum Offering Amount, or (ii) twelve (12 months) from the date of the initial qualification of this offering. We refer to either of these two dates as the Termination Date. The initial closing date will occur at the Company’s sole discretion and may be any date after the Company has received and accepted subscriptions and before the Termination Date. If, on the initial closing date, we have sold less than the Maximum Offering Amount, then we will hold one or more additional closings for additional sales, up to the Maximum Offering Amount, through the Termination Date

Our common stock currently trades on the OTC Pink market under the symbol “VBHI”. On April 27, 2021, the last quoted sale price of our common stock as reported on the OTC Market Pink Sheets was $0.0214 per share.  Our common stock currently trades on a sporadic and limited basis.

	Per Share	Total Maximum (2)
Public Offering Price (1)	$ 0.01	$ 10,000,000
Underwriting Discounts and Commissions (3)	$ 0.0001	$ 100,000
Proceeds to Us from this Offering to the Public (Before Expenses)		$ 9,900,000

__________________________

(1) We are offering shares on a continuous basis 1,000,000,000 shares of common stock at an offering price of $0.01 per share.

(2) This is a “best-efforts” offering. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

(3) Railto Markets is our Broker of Record and receives a commission related to sales of 1%.

(4) Excludes estimated total Offering expenses of approximately $50,000.

We expect to commence the sale of the shares as of the date on which the Offering Statement of which this Offering Circular is approved by the Securities and Exchange Commission.

See “Risk Factors” to read about factors you should consider before buying shares of common stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.  Different rules apply to accredited investors and non-natural persons.  Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to www.investor.gov.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

The Offering

Common Stock we are offering	Maximum offering of 1,000,000,000 shares at a price of $0.01 per share.

Common Stock outstanding before this Offering	644,484,699

Use of proceeds	The funds raised per this offering will be utilized for working capital, including the acquisition and management of additional oil, gas and mineral rights leases and interests.

Terms of the Offering

The Company is offering, on a best-efforts basis, a maximum of 1,00,000,000 shares of its common stock. The shares will be sold at an offering price of $0.01.

There is no minimum investment required from any individual investor. The shares are intended to be sold directly through the efforts of our officers and directors. The shares are being offered for a period not to exceed 360 days. The offering will terminate on the earlier of: (i) the date when the sale of all shares is completed, or (ii) 360 days from the effective date of this document. For more information, see the section titled “Plan of Distribution” and “Use of Proceeds” herein.